SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WEBSITE TO SELL AIR EUROPA LONG HAUL FLIGHTS

                  ROUTES TO ARGENTINA, BRAZIL, CUBA, MEXICO & USA ON SALE ON RYANAIR.COM

Ryanair, Spain's No.1 airline, today (23 May) announced a new flight partnership with Air Europa, which will allow its 130m customers to book Air Europa long haul flights on the Ryanair.com website. From today, customers can browse and book Air Europa flights on 20 long haul routes from Madrid to 16 countries in North, Central and South America, including Argentina, Brazil, Cuba, Mexico and the United States.

This new Air Europa partnership is the latest initiative delivered under Year 4 of Ryanair's "Always Getting Better" customer experience programme, and follows the launch of Ryanair's connecting flight service via Rome Fiumicino last week.

The second phase of this Air Europa partnership will be launched later this year and will allow Ryanair customers to connect onto Air Europa long haul flights through Madrid. Ryanair is continuing its discussions with a number of other long haul airlines on potential feed and connecting flight partnerships.

In Madrid, Ryanair CEO Michael O'Leary said:

"We are pleased to announce this exciting partnership with Air Europa, which allows our customers to browse and book flights on 20 long routes from Madrid to exciting cities in Argentina, Brazil, Cuba, Mexico and the USA on the Ryanair.com website. Ryanair operates over 50 short haul routes to/from Madrid and now our customers can book  flights on  Air Europa long haul routes to destinations including Buenos Aires, Havana and New York.

This partnership is the latest AGB enhancement as we continue our journey to becoming the 'Amazon of travel.' We continue to speak to a number of other long haul airlines about potential connecting flight partnerships and we look forward to offering our 130m customers an even greater choice and range of long haul services in 2018."

Globalia Group CEO, Javier Hidalgo said:

"This partnership with Ryanair gives us great satisfaction, and it puts us at the forefront of business and allows us to strengthen our competitiveness. With this agreement Air Europa doubles its connectivity with the European continent adding 53 European cities.

This agreement consolidates Air Europa, the only regular airline with 100% Spanish capital, as the best price-quality option to fly between Europe and America. I am also happy to announce that in 2020 Air Europa will have the most modern and efficient fleet of the market operating between both continents."

ENDS

For further information
please contact:
                                             Robin Kiely                            Jose Espartero
                                             Ryanair DAC                          Ryanair DAC
                                                         Tel: +353-1-9451949             Tel: +353-1-9451594
                                             press@ryanair.com                 esparteroj@ryanair.com

        RYANAIR - AIR EUROPA PARTNERSHIP

                     20 ROUTES TO/FROM MADRID:

Country	Airport
America	Boston
Miami
New York (JFK)
Argentina	Buenos Aires
Bolivia	Santa Cruz
Brazil	Salvador
Sao Paulo
Colombia	Bogota
Cuba	Havana
Dominican Republic	Punta Cana
Santo Domingo
Ecuador	Guayaquil
Honduras	San Pedro Sula
Israel	Tel Aviv
Mexico	Cancun
Paraguay	Asuncion
Peru	Lima
Puerto Rico	San Juan
Uruguay	Montevideo
Venezuela	Caracas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 May, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary